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QUICK LAW GROUP PC

1035 PEARL STREET
SUITE 403
BOULDER, CO 80302

Phone: 720.259.3393

Facsimile: 303.845.7315

September 15, 2020

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Mr. Jason L. Drory, Esq. Ms. Christine Westbrook, Esq.

Re:	Agentix Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed September 3, 2020 File No. 333-248589

Ladies and Gentlemen,

On behalf of Agentix Corp. (the “Company”), we are writing to respond to the comment set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 10, 2020 (the “Comment Letter”), to Rudy Mazzocchi, President and Chief Executive Officer of the Company, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).  In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 1”) with the Commission, responding to the Staff's comment in the Comment Letter and updating the Registration Statement.

References herein to page numbers are to page numbers in Amendment No. 1. The following is the Company's response to the Comment Letter. For your convenience, the Staff's comment contained in the Comment Letter has been restated below in its entirety.

U.S. Securities and Exchange Commission

September 15, 2020

Cover Page

1.

It appears that your common stock is quoted on the OTC Pink tier of the OTC Markets. Please note that the OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares of common stock at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares of your common stock will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response: The Company has updated the Registration Statement to include the following disclosure in the cover page (page ii), Selling Stockholders section (page 24) and Plan of Distribution section (page 27):

“As a result of our shares being quoted on the OTC Pink tier of the OTC Markets, the shares of our common stock may be offered and sold by the selling shareholders only at a fixed price of $2.99 per share until our common stock is listed on a national securities or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or privately negotiated prices or in transactions that are not in the public market. While we believe that upon the effective date of this registration statement our common stock will qualify for quotation on the OTCQB and we intend to pursue application for admission to the OTCQB, we cannot assure you that our common stock will, in fact, be quoted on the OTCQB.”

We hope the above response and the revised disclosure to Amendment No. 1 have addressed appropriately the Staff’s comment.  Should you require any further information or have any questions, please do not hesitate to contact the undersigned at (720) 259-3393.

Sincerely, QUICK LAW GROUP P.C.

/s/ Jeffrey M. Quick
Jeffrey M. Quick

cc:        Rudy Mazzocchi, Agentix Corp.